April 24, 2006

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

United States Securities and

Exchange Commission

Mail Stop 5546

Washington, D.C. 20549-5546

Re:                              Yum! Brands, Inc.

Form 10-K for the Fiscal Year ended December 31, 2005

Filed March 3, 2006

File No. 1-13163

Dear Ms. Blye:

This is in response to your letter of March 31, 2006 to David Novak.

There is currently one KFC restaurant operating in Syria. This restaurant was opened in January, 2006 by one of our existing franchisees in compliance with all applicable regulations. As we understand it, our franchisee may consider opening two additional KFC restaurants in Syria during the 2006 calendar year. None of our other brands (Pizza Hut, Taco Bell, Long John Silver’s, A&W) have operations in Syria.

The Yum system currently operates, either through company affiliates or franchisees, over 34,000 restaurants in more than 100 countries and territories. As a result, we believe the Syrian operations are not material to Yum’s overall performance. We believe this is also clear in revenue terms. Yum’s 2005 revenues exceeded $9.3 billion. Yum’s expected 2006 revenue from the KFC restaurant operating in Syria is approximately $120,000. This would include a $40,000 initial fee and $80,000 in royalties (representing 6% of estimated sales).

We also believe that the Syrian operations are not material to our franchisee. The franchisee operating in Syria is our largest franchisee in the Middle East, based in Egypt, with more than 400 KFC and Pizza Hut restaurants in 11 Middle Eastern countries.

Although we believe that Syria may ultimately have the potential to support up to 75 KFC and/or Pizza Hut restaurants, it is premature at this time to make any definitive statements in that regard, and we currently have no plans to expand beyond the three restaurants mentioned above. The company plans to carefully monitor results in Syria, both from a financial and investor sentiment perspective, before finalizing any longer term strategies. The company also sees Syria as a franchise-only market, with no corporate store ownership or capital investment.

To date, we are not aware of any negative investor sentiment following the opening of the KFC restaurant in Syria. In fact, we shared our global development plan, including Syria, at our investor meeting in New York late in 2005, without adverse reaction. A copy of the plan is on our website. If we determine through our monitoring efforts that the Syrian operations may be impacting investor sentiment, we will take steps to address the concern, which may even include closing our restaurants then operating in Syria.

In connection with this response, the company acknowledges that:

(i)                                     we are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)                                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)                               we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any part of this letter, please contact me at (502) 874-2169.

Very truly yours,

/s/ R. Scott Toop

R. Scott Toop
Vice President and Associate
General Counsel